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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17F-2


     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES


                Date examination completed:   December 31, 1998
                                              -----------------

1. Investment Company 1940 Act File Number:   811-6082

2. State Identification Number:               NE

3. Exact number of investment company         1933 Act Registration #33-34154
   as specified in registration statement:    1940 Act Registration #811-6082

4. Address of principal executive office:     The Riverfront Funds
                                              3435 Stelzer Rd.
                                              Columbus, OH 43219-3035


                       Report of Independent Accountants

To the Board of Trustees of
The Riverfront Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Riverfront Funds, comprised of The Riverfront U.S. Government Securities Money Market Fund, The Riverfront Small Company Select Fund, The Riverfront Balanced Fund, The Riverfront U.S. Government Income Fund, The Riverfront Income Equity Fund, and The Riverfront Large Company Select Fund, (collectively, the "Fund") was in compliance with the requirements of subsection
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of December 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and with respect to agreement of security and similar investment purchases and sales, for the period from May 29, 1998 (the date of last examination) through December 31, 1998:

- Confirmation of all securities and similar investments held by the Federal Reserve Bank of Cleveland, Bankers Trust Company, and the Depository Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian, Provident Bank;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York (Tri-Party Custodian) records; and

- Agreement of six security and/or investment purchases and six security and/or investment sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
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In our opinion, management's assertion that The Riverfront Funds was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, with respect to securities and similar investments reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Riverfront Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                            Ernst & Young LLP


Cincinnati, Ohio
January 22, 1999
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                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------


We, as members of management of The Riverfront Funds (the "Fund"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investment by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund.


The Riverfront Funds


By:

/s/ Walter B. Grimm
----------------------------
Walter B. Grimm, President